EXHIBIT 1

THE WESTAIM CORPORATION

ANNUAL INFORMATION FORM

MAY 4, 2004

THE WESTAIM CORPORATION
ANNUAL INFORMATION FORM

MAY 4, 2004

CORPORATE STRUCTURE

The Westaim Corporation (“Westaim” or the “Company”) was incorporated under the Business Corporations Act (Alberta) by Articles of Incorporation dated May 7, 1996, as a wholly owned subsidiary of Viridian (“Viridian” means Viridian Inc. and its predecessors). The Company’s Articles were amended effective June 26, 1996 to remove private company restrictions on the transfer of securities, to create preferred share classes designated as Class A Preferred Shares and Class B Preferred Shares and to increase the maximum number of directors to 15. The shareholders of Westaim approved a further amendment to the Articles on April 17, 2000 to permit meetings of shareholders to be held in certain specified cities outside of Alberta, or in any other city in Canada or the United States.

On June 26, 1996, the Company, through a reorganization, issued 75,000,000 common shares to Viridian in exchange for cash and the assets of its specialty materials businesses and related research and development activities. The transaction was effective June 1, 1996 and was accounted for as a reorganization, with the carrying value of the assets and liabilities transferred to the Company reflected in the Company’s balance sheet as at June 1, 1996 at Viridian’s carrying value.

On July 8, 1996 and September 16, 1996, Viridian distributed to holders of its common shares, as dividends-in-kind, an aggregate total of 70,923,248 common shares of Westaim. Viridian subsequently disposed of the remainder of its Westaim shares through market sales. Westaim’s principal and head office is located at 1010, 144-4th Avenue S.W., Calgary, Alberta, T2P 3N4.

The following are the material subsidiaries of the Company, including jurisdiction of incorporation or continuance, and percentage share ownership by the Company:

Note: On January 29, 2004, the Company sold its Ambeon business segment which included the Company’s wholly owned United Kingdom subsidiary, Neomet Limited.

GENERAL DEVELOPMENT OF THE BUSINESS

In 1990, as a result of Viridian’s research and development capabilities in advanced industrial materials, Viridian entered into an agreement with the governments of Alberta and Canada to expand its specialty materials businesses. The undertaking, formed as a result of this agreement, is referred to as the “Westaim Initiative”. During the six-year period of the Westaim Initiative, $140 million was spent on research and development of advanced industrial materials. Of this $140 million, $40 million was funded by the Alberta Government, $30 million was funded by the Government of Canada, and $70 million was funded by Viridian and other industry research participants.

In 1997, the Company sold substantially all its assets related to the battery materials and cobalt powders business units for cash proceeds of $36 million. Also in 1997, the Company’s investment in its electronic ceramics and structural ceramics technologies, together with $15.4 million in cash, were rolled into a new corporate entity, ThermicEdge Corporation. In March of 1998, the Company distributed approximately 90.6% of the shares of ThermicEdge Corporation to the common shareholders of Westaim by way of a dividend-in-kind. The balance of 9.4% of the shares was transferred to the Province of Alberta as partial consideration for the release of Westaim by the Province of Alberta of any remaining obligations under the Westaim Initiative.

As noted in the chart above Should we label the Chart and refer to it here as “in chart/figure 1.”?, the Company holds its interest in its two emerging technologies through wholly-owned, or majority-owned, subsidiaries. The related assets and intellectual property of these technologies were rolled into these subsidiaries effective January 1, 1998.

In February 2000, the Company’s subsidiary, iFire Technology Inc. (“iFire”), entered into a strategic business arrangement with Japan-based TDK Corporation for technology collaboration and production of iFire™ Displays. In addition, TDK Corporation purchased a 2.5% common equity investment in iFire for US$7.5 million.

In December 2000, the Company sold substantially all assets related to its Chemicals business segment for proceeds of $18 million.

In May 2001, the Company’s subsidiary, Nucryst Pharmaceuticals Corp. (“NUCRYST”), sold its North American burn dressing business and entered into an exclusive global licensing agreement for the sale and marketing of Acticoat™ Burn and Wound Care Dressings.

On May 29, 2002, the Company announced its intention to sell non-core assets and to increase the focus of management and financial resources on its two high-potential emerging businesses, iFire and NUCRYST. In July 2002, the Coinage business was shut down and in February 2003 the ethylene coatings business (Surface Engineered Products Corporation) was shut down. See “Discontinued Operations”.

In January 2003, the Company’s Board of Directors retained investment bankers to undertake a review of the operations of the Company and to advise on strategic alternatives. A special committee of the Board of Directors was established and led the review process. This comprehensive review reaffirmed the Board’s commitment to iFire Technology Inc. and NUCRYST Pharmaceuticals Corp. and sharpened the Company’s strategies to realize the potential value of these businesses.

On January 29, 2004, the Company sold its Ambeon business segment (“Ambeon”) for $33.4 million. The completion of the sale to a strategic buyer represented an opportunity to enhance the Company’s value and focus resources on iFire and NUCRYST. See “Discontinued Operations”.

DESCRIPTION OF THE BUSINESS

Westaim develops, commercializes and launches high potential technologies into the fast growing sectors of the economy. Westaim’s portfolio of business opportunities includes flat panel displays and anti-microbial wound care products and pharmaceuticals. These proprietary technologies were developed out of the Westaim Initiative and from the Company’s advanced materials expertise.

Westaim’s strategy is to develop the independent technical, operating and marketing and sales capabilities of each technology investment through the early years of product introduction and commercialization with the objective of taking these technologies public through initial public offerings. Management recognizes that, in circumstances where it lacks technical or marketing expertise or the necessary capital to complete development of a product, it may be in Westaim’s best interests to pursue commercialization through joint venture arrangements, strategic acquisitions, alliances, licensing or selling its technology.

EMERGING TECHNOLOGIES

iFire Technology Inc.

iFire Technology Inc. (“iFire”) has developed a proprietary flat panel display with solid state, thick-film dielectric electroluminescent (“TDEL”) technology. iFire is commercializing its proprietary technology primarily for the large-screen consumer television market. iSuppli/Stanford Resources, an independent research firm that follows the flat panel display industry, predicts that the market opportunity for mid-30-inch TVs will exceed US$19 billion by 2006.

For mid-30-inch screens, the Company believes that in high-volume production, iFire™ displays will have a 30% to 50% cost advantage over other flat panel technologies due to TDEL’s simpler structure, less complex manufacturing methods and fewer processing steps compared with liquid crystal displays (“LCD”) and plasma display panels (“PDP”). Unlike other flat panel technologies, the iFire™ displays do not contain gases (as with PDP), liquids (as with LCD) or vacuum (as with the cathode ray tube), making it inherently rugged, less susceptible to shock, vibration and breakage. TDEL technology’s solid state structure and thick-film manufacturing process also make an iFire™ display less sensitive to cleanroom contamination that is associated with PDP and LCD, resulting in lower capital investment, higher manufacturing yield and reduced production cost. In addition, iFire™ displays feature full colour, rapid video response, unrestricted viewing angles and a wide operating temperature range. The technology is scalable from 5-inches to 50-inches.

iFire’s primary strategy is to become a significant supplier of high definition modules for large-screen flat panel televisions. The Company intends to initially target the mid-30-inch screen size market due to the lack of competitor presence. PDP technology is best suited for TVs greater than 40-inches; LCD technology is best suited for TVs less than 30-inches; and organic light emitting diodes (“OLED”) are best suited for small graphics applications with screen sizes less than 10-inches. iFire intends to establish partnerships with commercial consumer electronics companies to jointly manufacture iFire™ flat panel modules for consumer television sets. iFire believes that its technology can achieve significant market penetration in the flat panel television market segment and achieve a retail price advantage compared with PDP and LCD.

In 2003, iFire commissioned an independent study by Industrial Design and Construction (“IDC”), the industrial design group of CH2M Hill Companies Ltd., to compare its planned manufacturing processes against both LCD and PDP. Ranked as the number-one engineering design firm for manufacturing facilities by Engineering News Record, IDC is the leading industrial design firm for the design of electronics and flat panel display manufacturing facilities. The study compared all three technologies in a Generation 6 manufacturing facility – the most advanced type of flat panel production facility in operation today. IDC’s detailed report confirmed that in a mature Generation 6 manufacturing environment, iFire should have an estimated 30% to 50% advantage in both capital and module costs over both LCD and PDP. The report also determined that this advantage is primarily due to the iFire™ display’s simpler structure and manufacturing process, and will therefore be sustainable as cost-reducing advancements are made in many of the processes common to all flat panel technologies.

Partnership Agreements – iFire has entered into a number of strategic relationships to further progress its TDEL technology.

In 2001, iFire entered into an agreement with Technology Partnerships Canada (“TPC”), a technology investment fund established by the Government of Canada under which TPC contributed $30 million over two years towards eligible research and development costs and related capital expenditures incurred by iFire. In consideration for this funding, TPC will receive a royalty of 1.065% on future sales of iFire products and has received warrants to purchase common shares of iFire for future consideration of $6.3 million. The warrants expire on December 31, 2007 and represent approximately 0.5% of the outstanding common shares of iFire. In 2003, contribution claims totaled $6.0 million (2002 – $9.1 million). Of this amount, $5.2 million (2002 – $8.1 million) was credited to research and development expense and $0.8 million (2002 – $1.0 million) was credited to capital assets. The final contribution claims were recorded in the quarter ended September 30, 2003 and the final payment received in the fourth quarter of 2003.

In 2002, iFire entered into a non-exclusive technology collaboration agreement with Sanyo Electric Company, Ltd. (“Sanyo”) of Japan. The agreement focuses on the advancement of iFire’s TDEL technology for large-screen flat panel televisions through a series of joint development projects. iFire retains exclusive use of any new joint developments in the inorganic electroluminescent display sector while Sanyo has exclusive rights to use any joint developments in the OLED field. Multiple projects have been identified and initiated in the categories of video electronics, manufacturing technologies for defect reduction and phosphor process development.

In March 2003, iFire announced a non-exclusive joint development agreement with Dai Nippon Printing Co., Ltd. (“DNP”) of Japan for commercial production of mid-30-inch screen size flat panel television modules. To support the partnership with DNP, iFire and Sanyo have expanded their technology collaboration agreement to transfer technological and electronics advancements on 17-inch prototypes to the larger, mid-30-inch displays. Under the terms of the agreement, DNP is utilizing its flat panel production line in Kashiwa, Japan for developing front-end manufacturing processes for iFire’s TDEL technology, including the substrate preparation and the fabrication of the row electrodes and thick-film dielectric layer. Back-end processes such as the deposition of phosphors, column electrodes and colour correction layers, as well as electronics assembly, are being performed by iFire at its facility in Toronto, Canada.

In January 2004, iFire entered into a US $10.0 million loan agreement with DNP to partially fund the construction of a pilot production facility in Toronto. It is the expectation of both iFire and DNP that the financing relationship will be rolled into an expanded commercial agreement as the technology moves through pilot phase and into commercial production.

For small graphic applications, iFire has pursued a licensing strategy. In February 2000, iFire entered into a non-exclusive licensing agreement with Japan-based TDK Corporation (“TDK”) for technology collaboration and production of iFire™ displays less than 12-inches. The agreement included a 2.5% equity investment in iFire, an up-front licensing fee and ongoing royalties on all sales made by TDK using technology licensed from iFire. TDK is currently considering strategic options for commercialization of its different flat panel technologies. iFire is not directly involved in these activities.

Technology Development Progress – In 2003, iFire made significant progress in enhancing its flat panel technology.

In April 2003, iFire announced a simplification of its manufacturing process which is expected to result in capital and production cost reductions of approximately 15% compared to previous estimates. The development, called “Colour by Blue”, replaced the triple patterned (red, green and blue) phosphor system with a single blue phosphor emitter, combined with red and green colour conversion materials. This development eliminates many process steps, reducing the overall capital cost and improving the production yield potential of the technology.

STRUCTURE OF IFIRE’S DISPLAY PANEL

TOP GLASS AND ELECTRONICS ATTACHMENT
COLOUR CORRECTION LAYER

The colour correction layer tunes colour to match TV colour requirements and increase the overall display contrast. It is a simple coating of materials patterned into red, green and blue stripes. The red and green stripes are made of the newly developed Colour-By-Blue™ colour conversion materials, which absorb blue light emitted from the blue phosphor and re-emit red or green light.

PATTERNED ITO COLUMN ELECTRODES

The ITO (Indium Tin Oxide) electrodes are used to transmit the red, green and blue control voltages to the individual pixels of the display. They are aligned with the colour correction layer stripes above, and form display pixels at each intersection with the lower electrodes.

BLUE PHOSPHOR

The phosphor material is the part of the iFire™ Display that actually creates light. When electrical energy is applied to the phosphor, electrons inside the phosphor material become energized, and that energy is transformed into visible light. iFire has created a new phosphor system called Colour-By-Blue™, which allows a single high performance blue material to provide the light energy for all the RGB colours of a full-colour display. This Colour-By-Blue™ process requires no alignment or patterning of the phosphor, making manufacturing very simple.

PRINTED THICK FILM DIELECTRIC

Created by screen printing, the thick dielectric is a simple sheet of material that electrically insulates the top electrodes from the bottom electrodes. The unique electrical properties of this layer give the iFire device higher efficiency at lower operating voltages than traditional Thin Film inorganic EL devices. This layer makes the iFire device very resistant to particle defects which is typical of other flat panel display technologies. Usually, particles less than 1 micron in size will create defects in other technologies, but iFire’s thick dielectric layer, at about 10-20 microns in thickness, is immune to the effects of such tiny particles. This means that the display can be manufactured with much higher yield and, in turn, lower cost.

PRINTED METAL ROW ELECTRODES

The row electrodes, together with the ITO electrode (above), form the matrix that is used to apply the electrical signals that control the image on the display. Made of a metal alloy, the row electrodes are created by a process called screen printing, a very simple and low cost manufacturing technique which is well suited to volume production.

GLASS SUBSTRATE Standard inexpensive display float glass.

Work continued in 2003 to increase the optical performance of the blue phosphor material. Luminance as high as 1,000 cd/m2 has been demonstrated on 5mm x 5mm pixels, which is well over the luminance required for use in a commercial product. Lifetime of the phosphor material has also been extended to more than 15,000 hours, which is very close to the product requirement of 20,000 hours. This development effort will continue and it is expected that the blue phosphor material will be able to demonstrate full product requirements in 2004.

All prototype displays made at iFire now use a standard, low cost, flat panel glass substrate. The glass is identical to the material used in PDP production, and so it is widely available in large sizes and high volume and meets the cost requirements of future production. iFire has developed a fully detailed manufacturing process model to support its panel cost predictions and is working towards fully verifying the tool set and process parameters that would be used in commercial production.

In December 2003, iFire successfully scaled its prototype display from 17-inches to 34-inches. This early 34-inch display was fabricated using a small number of 34-inch prototype tools which were installed at the end of 2003. Together with DNP, iFire is continuing to develop and optimize the process parameters for the 34-inch display.

In the first half of 2004, iFire expects to complete the installation of the remaining prototype production toolset and focus on optimizing processes to improve performance and reduce defects on prototype 34-inch displays. Upon successful completion of these milestones, iFire expects to begin construction of a pilot production plant at its Toronto facility, at a cost of approximately $40 million. This will be partially funded through the US$10 million loan agreement discussed above. The remaining capital costs for the pilot production plant will be funded through further partnership agreements or internal Company resources. Pilot manufacturing is the first step toward volume production which is planned for 2006 in conjunction with industry partners.

While there are numerous current and emerging flat panel technologies, to date the Company knows of no other competitor that has produced a full-colour, thick-film surface luminescent technology based on solid state electroluminescence. Westaim believes that the iFire™ display will have superior characteristics at a lower cost than competing technologies. However, successful commercialization is dependent upon meaningful progress in partner discussions which, in turn, are influenced by many factors including the state of the economy in the potential partner’s home market, particularly Japan, and the success or failure of competing technologies (previous and current) to profitably penetrate the flat panel display market with cost-effective products. As a result, the Company has found that investment in new technologies by large commercial electronics companies is taking longer and requiring lengthier technical due diligence than in the past.

The Company owns and operates a 36,000-square-foot research and trial manufacturing facility in Toronto, Ontario. The Toronto facility is capable of running a full manufacturing process for displays from 2-inches to 17-inches in diagonal screen size, as well as the full “back-end” process and parts of the “front-end” process for 34-inch diagonal widescreen displays. iFire leases an adjacent 49,700 square-foot building which is primarily used for office space and warehouse purposes. iFire employed 135 people as at December 31, 2003.

With respect to iFire’s technology, the Company holds 11 patents related to TDEL technology in the United States, has 30 pending patent applications in the United States for advancements and improvements to the technology, and has numerous corresponding issued patents and patent applications in various other countries. Where appropriate, iFire also maintains certain proprietary technology as trade secrets.

NUCRYST Pharmaceuticals Corp.

NUCRYST Pharmaceuticals Corp. (“NUCRYST”) has developed a proprietary nanocrystalline form of silver which is also applicable to other noble metals such as gold and platinum. While all three of these metals have medical uses, the Company’s first focus is nanocrystalline silver. Silver has antimicrobial properties and has been used in medicine for many years for infections. To be an effective antimicrobial agent, normally stable silver must be converted into a soluble form.

To create its proprietary SILCRYST™ nanocrystalline silver coating, NUCRYST uses a process called physical vapor deposition, which is sometimes referred to as sputtering. In a vacuum chamber, pure silver is bombarded with positive ions to liberate or sputter individual atoms. Inside the vacuum, the silver atoms are integrated into an entity known as a plasma, often referred to as a fourth state of matter. These silver atoms are then re-condensed to form new high-energy nanocrystalline structures on substrates – such as high-density polyethylene for non-adherent wound care dressings. NUCRYST’s proprietary technology can produce thin soluble films that release an effective concentration of silver over several days. As silver is consumed, additional silver is released to provide continued antimicrobial activity. NUCRYST has also developed proprietary methods to produce free-standing nanocrystalline powders. These powders can be combined with pharmaceutical carriers such as creams, gels, solutions or tablets for medical use.

Wound Care Products – NUCRYST’s technology can be applied to a wide range of wound care products, including wound dressings and various implants, to prevent infections. The Company chose the in-patient burn segment of the North American wound dressing market as its first target market because large burns present a life-threatening risk of infection.

In 1998, the Company launched its first product, Acticoat™ burn dressing which today is part of a larger product family that includes the Acticoat™ 7 dressing, designed to provide protection from infection for up to seven days, and Acticoat™ Absorbent, an alginate dressing that absorbs excess fluid and maintains a moist wound bed for optimal wound healing. In 2003, sales of Acticoat™ dressings to hospitals, clinics and distributors were up more than 50% from 2002. NUCRYST’s dressings have been approved by the U.S. Food and Drug Administration (“FDA”) and by the Health Protection Branch in Canada and have also been given European certification (CE mark) which permits the marketing of the products in the United States, Canada and Europe.

As part of Westaim’s strategy to enter into partnerships and licensing agreements to accelerate the market penetration of its products, in 2001 NUCRYST entered into a global partnership with Smith & Nephew plc (“Smith & Nephew”). Under a series of agreements, Smith & Nephew acquired NUCRYST’s North American burn dressing business and entered into an exclusive global licensing agreement for the sale and marketing of Acticoat™ wound care dressings developed by NUCRYST. NUCRYST receives reimbursement of manufacturing costs and royalties based on Smith & Nephew’s sales of these products, as well as up to US$56.5 million in milestone payments over the life of the agreement for the achievement of certain regulatory and sales accomplishments. In 2001, NUCRYST received a US$1.0 million milestone payment for the first Acticoat™ sale in Europe. In 2003, NUCRYST received a US$3.0 million payment following the achievement of a regulatory milestone in Europe whereby NUCRYST and Smith & Nephew collaborated to provide additional scientific evidence reinforcing the superior antimicrobial performance of Acticoat™ products. In April 2004, Nucryst received a US$5.0 million milestone payment following achievement of a sales milestone.

NUCRYST owns all the patents and intellectual property for SILCRYST™ nanocrystalline silver coatings and continues to manufacture all Acticoat™ products with SILCRYST™ nanocrystals for Smith & Nephew at its Fort Saskatchewan, Alberta plant under a long-term manufacturing agreement. Under a collaborative agreement, the two companies are working together to develop new wound care products and obtain additional regulatory approvals.

Smith & Nephew is now selling Acticoat™ burn and chronic wound products in 28 countries around the world. Chronic wounds affect more than 4 million patients in North America alone and the Company estimates that more than US$1.0 billion is spent annually on chronic wound products worldwide. Chronic wounds include: diabetic foot ulcers, a serious condition affecting 700,000 individuals in the United States alone, that result in over 80,000 amputations each year (Center for Disease Control, Diabetes Surveillance, 1999); venous stasis ulcers, a condition caused by venous insufficiency which affects 1.2 million individuals in the United States every year (Medical Data International, 1996); and pressure ulcers, which commonly affect elderly, bed-ridden or chair-bound patients, of which there are more than 2 million cases per year. Currently, there is no dominant treatment in the chronic wound dressing market.

Recently, new competitive silver-coated dressings have been introduced to the wound care market which has increased the awareness of the anti-microbial attributes of silver and increased the size of the market for silver-based dressings. NUCRYST believes that its products are superior to other existing products. Other commonly used competitive products use silver in various chemical forms in creams and solutions which must be applied to wounds several times a day. NUCRYST’s antimicrobial technology releases silver over several days, leaves the wound bed undisturbed while fighting infection and has been shown in the laboratory to be effective against more than 150 pathogens. Findings from in vitro studies published in medical journals have demonstrated that NUCRYST’s coatings kill bacteria rapidly and have a sustained release of silver. Use of Acticoat™ dressings provides health care cost savings by preventing infections and reducing the required number of dressing changes, thereby saving nursing time and medical supply costs.

Pharmaceuticals – When used commercially on Acticoat™ dressings, NUCRYST’s proprietary nanocrystalline silver coatings have proven safe for use by humans and have demonstrated their efficacy as a barrier to infection. NUCRYST now focuses on developing drugs based on customized formulations of its patented nanocrystalline technology. NUCRYST’s approach is to find large disease indications based on market potential, patient need and technical feasibility for its commercially proven nanocrystalline technology. Compared with typical target-oriented drug development, where a disease (the target) is first identified and then the search for a new drug initiated, the NUCRYST platform technology approach is faster and much more cost-effective. These drugs may be offered in a variety of delivery formats including creams, solutions or gels.

NUCRYST’s Rx nanocrystals appear to have two very important therapeutic effects: broad-spectrum antimicrobial activity and anti-inflammatory activity. This dual activity could be useful for treating a wide range of diseases. Pre-clinical work by NUCRYST has pointed to two broad areas: dermatological and respiratory diseases. In both these areas, the Company sees new product opportunities. Diseases of the skin affect millions of people and are not optimally treated with today’s drugs. Nosocomial (hospital acquired) lung infections are a leading cause of death among hospitalized patients. The total US market size is over US$2.0 billion for dermatology products and US$3.0 billion for respiratory products (IMS 2002 data).

The first indication that NUCRYST is targeting is eczema, a very common skin disease characterized by inflammation and itching. Infection often accompanies eczema as a result of excessive scratching, which damages or excoriates the skin, and because eczema patients may lack endogenous antimicrobial substances in their skin. The two leading anti-inflammatory therapies are topical steroids and topical immunomodulators (“TIMS”). Today, there are no drugs available for eczema that are both anti-inflammatory and antimicrobial. Due to nanocrystalline silver’s dual action (providing both antimicrobial and anti-inflammatory activity), NUCRYST believes that its proprietary silver formulation may be more effective than the leading drug classes available today.

Topical steroids are typically the first line of treatment for many skin diseases, but are not always the most effective. Steroids are known to cause many side effects such as atrophy (thinning of the skin), telangiectasia (visible “spider-like” blood vessels) and striation (striping) of the skin. In addition, topical steroids are vulnerable to tachyphylaxis (loss of efficacy over time) and run the risk of systemic absorption.

TIMS produce their anti-inflammatory effect by inhibiting the immune system. Since they are potent immunosuppressants, they are generally indicated after other treatments (such as topical steroids) have proven to be ineffective or are deemed inadvisable. In addition to a burning sensation often experienced upon application, side effects may include the increased risk of superficial skin infections, such as shingles (herpes zoster virus infection) or eczema herpeticum, due to TIMS potent immunosuppressant activity.

NUCRYST’s nanocrystalline silver does not appear to significantly suppress the immune system or damage the skin. Nanocrystalline silver has the added potential benefit of combating secondary infections that are common to eczema sufferers, something that steroids and TIMS cannot do. NUCRYST’s in vivo laboratory results are very encouraging.

Despite the risks and limitations of both topical steroids and TIMS, they have a sizeable market, generating US$674 million and US$332 million in 2003 sales respectively (IMS 2003 data), in the United States alone. TIMS have only been on the market for three years, demonstrating that physicians and patients are seeking and willing to try new, more effective treatments. NUCRYST believes that a new dual action drug that addresses both inflammation and infection, without the risks associated with steroids and TIMS, will be well received by doctors and patients.

In 2003, NUCRYST filed an Investigational New Drug (“IND”) application with the US Food and Drug Administration (“FDA”) for a nanocrystalline silver cream and completed Phase 1 clinical studies. NUCRYST’s first dermatology drug, NPI 32101, is being tested in Phase 2 human clinical trial for atopic dermatitis. This is a 180-patient multi-site double blind trial. One third of the participants are being treated with a placebo cream, one third with a cream with a certain dosage of active ingredient, and one third with a stronger dosage of active ingredient. The study will show how well NPI 32101 addresses the problems associated with this debilitating and common disease and will gather information about possible side effects. With preliminary results from this first Phase 2 study expected in late 2004, NUCRYST anticipates entering its first Phase 3 trial in 2005. Phase 3 trials, which involve hundreds of patients in numerous clinical centres, normally take a year or more to complete. If favourable results are achieved, NUCRYST anticipates submitting a New Drug Application to the FDA in the 2007 timeframe.

In general, the regulatory pathway to FDA product approval for pharmaceuticals includes:

(i)	Pre-clinical Animal Studies – These studies evaluate the safety and potential efficacy of a therapeutic drug or medical device and are necessary prior to initiation of human clinical studies.

(ii)	Phase 1 Clinical Studies – These studies test the product in a small number of volunteers to determine toxicity (safety), maximum dose tolerance and pharmacokinetic (the absorption, distribution and excretion of a drug) properties.

(iii)	Phase 2 Clinical Studies – These studies assess safety and efficacy in patients.

(iv)	Phase 3 Clinical Studies – These studies involve a controlled evaluation in an expanded patient population at multiple sites to determine longer-term clinical safety and efficacy. It is from the data of these studies that the benefit/risk relationship is established and the final drug labeling claims are defined.

Results of these controlled clinical studies are detailed in the filing of a New Drug Application (“NDA”) for pharmaceuticals, together with detailed information related to the drug manufacturing process. The FDA full approval process is expected to take four to seven years.

NUCRYST has begun preclinical research on the appropriateness of pursuing other drug opportunities, including delivering its nanocrystals through aqueous-based solutions. This early work could lead to potential therapeutic uses including respiratory, oral cavity, nasal, mucous membrane, eyes and ears – through sprays, foams, inhalers, nebulizers, rinses, drops or injectables – to treat diseases involving inflammation and/or infection. This broad list will be analyzed and prioritized over the next few years as further preclinical work is conducted.

The Company owns and operates a 43,000 sq. ft. production facility in Fort Saskatchewan, Alberta and leases 19,000 sq. ft. of office and laboratory space in Wakefield, Massachusetts for administration, marketing, and pharmaceutical research and development. Depending on product specifications, the Fort Saskatchewan facility is capable of producing up to $50 million of burn or wound care product per year.

NUCRYST employed 70 people in Canada and the U.S. as at December 31, 2003.

NUCRYST holds 17 issued patents in the United States, has 21 pending applications in the United States and numerous corresponding patents and patent applications in various other countries. Where appropriate, NUCRYST also maintains certain proprietary technology as trade secrets.

Acticoat™ is a trademark of Smith & Nephew and SILCRYST™ is a trademark of NUCRYST.

DISCONTINUED OPERATIONS

Coinage Division and Ethylene Coatings Business

In 2002, the Company announced its intention to close the Coinage Division and to sell or close its Ethylene Coatings business. As a result, these businesses have been accounted for as discontinued operations.

The decision to discontinue the Coinage business followed several quarters of operating losses. The outlook for the business was unsustainable as a result of weak demand and global over-capacity in the coin blank industry following completion of the multi-year Euro coin project. Production assets were sold in late 2002 and the 120,000 sq. ft. former Coinage facility in Fort Saskatchewan, Alberta was sold in January 2004.

The Ethylene Coatings business, Surface Engineered Products (“SEP”), produced anti-coking coatings for furnaces used in the production of ethylene. SEP’s main target market, the ethylene industry, had been experiencing harsh economic conditions and the rate of adoption of the anti-coking technology had not met expectations. SEP operations were discontinued in 2003 after the completion of contracted production and certain assets including intellectual property were sold during the year. The 120,000 sq. ft. former Ethylene Coatings manufacturing facility in Edmonton, Alberta is currently for sale.

At December 31, 2003, there were no employees engaged in the Coinage Division or Ethylene Coatings business.

Ambeon

The Ambeon division, including the Company’s wholly owned subsidiary, Neomet Limited, was sold on January 29, 2004. As a result, this business has been accounted for as a discontinued operation. Proceeds from the sale will be used to fund NUCRYST’s pharmaceutical development and iFire’s transition from development to production of its flat screen technology.

The Ambeon business segment designed, manufactured and marketed advanced materials and products under three major product lines: turbine engine materials, electronics materials and catalyst materials. Principal customers were major jet engine manufacturers and distributors to the jet engine repair and overhaul market. The Ambeon business segment also produced materials for use in electromagnetic shielding applications. The Company’s powders were incorporated into tapes, gaskets, adhesives and other materials used in the manufacture of portable devices such as cell phones.

Included in the sale transaction were the 62,000 sq. ft. production facility for aerospace and electronics powders in Fort Saskatchewan, Alberta, and the 13,000 sq. ft. leased facility in Marple, England, operated by the Company’s wholly-owned subsidiary, Neomet Limited.

The Westaim Ambeon business segment employed 107 people as at December 31, 2003.

INVESTMENTS

Until early 2002, Westaim, and its Westaim Partners division, made early stage investments in emerging technology businesses. In May 2002, the Company made the decision to discontinue further early stage investments and began reducing its existing investment portfolio. The Company recorded equity losses and write downs related to these investments of $3.4 million in 2002. The Company’s voting interest in each of the remaining investments is 12% or less and is accounted for on a cost basis, with a total book value of $0.5 million.

REVENUE BY SEGMENT

	Year Ended	Year Ended
(in thousands of Canadian dollars)	December 31, 2003	December 31, 2002
Emerging Technologies
Nucryst Pharmaceuticals (Note 1)	$16,212	$8,344
iFire Technology (Note 2)	911	4,270
Other	162	13

	17,285	12,627
Discontinued Operations (Note 3)	30,114	46,719

Consolidated Operations	$47,399	$59,346

Note 1	Nucryst revenues are earned from one customer, Smith & Nephew.

Note 2	iFire revenues are from a licensing agreement entered into in 2001 which was amortized over 3 years, ending in 2003.

Note 3	In January 2004, the Company sold its Ambeon business segment. As a result, it has been accounted for on a discontinued basis. 2002 information has been restated accordingly. 2002 Discontinued Operations includes revenues of the Coinage Division and Ethylene Coatings business, Surface Engineered Products, which were shut down in 2002 and early 2003 respectively.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth certain financial information for the Company for 2001 to 2003:

	Year Ended	Year Ended	Year Ended
(in thousands of Canadian dollars, except per share data)	December 31, 2003	December 31, 2002	December 31, 2001
Revenue from continuing operations	$17,285	$12,627	$14,106
Loss from continuing operations	(36,858)	(39,110)	(16,020)
Loss per common share from continuing operations	(0.47)	(0.50)	(0.21)
Net loss	(34,498)	(49,762)	(67,459)
Net loss per common share	(0.44)	(0.64)	(0.87)
Total assets	144,906	184,183	238,179
Total long term debt	—	—	—
Dividends declared	—	—	—

As disclosed in Description of the Business – Discontinued Operations, the Ambeon business segment has been accounted for as a discontinued operation in 2003. Prior years’ information has been restated accordingly.

In 2002, the Company made the decision to close the Coinage Division and to divest or shut down the Ethylene Coatings business. Accordingly, the results of these operations and the cost of shutdown have been accounted for on a discontinued basis.

CONTRACTUAL COMMITMENTS

	Payments due by Period
(in thousands of Canadian dollars)		Less than	1 – 3	3 – 5	More than
As at December 31, 2003	Total	1 Year	Years	Years	5 Years
Long term debt	$—	$—	$—	$—	$—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	2,501	1,011	1,462	28	—
Supplier purchase obligations	8,563	8,563	—	—	—
Other long-term liabilities reflected on the Company’s balance sheet	—	—	—	—	—

	$11,064	$9,574	$1,462	$28	$—

SUPPLIES AND RAW MATERIALS

Owing to the diversity of its products, Westaim purchases its raw materials from a number of sources. Westaim suppliers are both domestic and international. There are limited suppliers available for key raw materials for the wound care products produced at NUCRYST. Inventory is maintained at levels such that, in the event of the loss of a key supplier, production could continue while a new supplier is located and approved.

Silver, a key raw material used in NUCRYST’s wound care products, is a precious metal subject to commodity market price fluctuations. NUCRYST’s products are sold on a cost plus mark-up basis and therefore earnings are not significantly impacted by changes in commodity prices.

iFire’s production of prototype flat panels requires the use of certain raw materials currently provided from single vendors. Alternate suppliers are available and delays to the Company’s research and development program would not be expected to be significant.

iFire is in the development stage of commercializing its flat screen technology and is therefore not significantly impacted by fluctuations in the price of materials used in its research and development.

Westaim is provided certain utilities, services and materials from an unrelated company at the Fort Saskatchewan plant site under long term supply and service agreements. These agreements ensure the continued supply of these inputs which are required for Westaim’s operations and which Westaim is not presently equipped to supply itself. Westaim has the right under these agreements to construct new facilities to supply its needs or to obtain supplies from third parties in the open market.

ENVIRONMENTAL

Westaim’s businesses are subject to extensive federal, provincial and municipal environmental statutes and regulations, including those relating to air emissions, wastewater discharges, contaminated soil and groundwater and the handling and disposal of hazardous substances and wastes. Westaim believes that its operations are in substantial compliance with these statutes and regulations, and it has an extensive environmental program in place to comply with environmental regulations and to maintain its facilities in an environmentally safe condition.

The Company anticipates that it will continue to incur capital expenditures and operating costs to comply, on an ongoing basis, with environmental statutes and regulations. It does not believe that the costs of compliance will have a material adverse effect on its operations, its competitiveness or its financial position. However, Westaim’s businesses involve potential environmental risks, including the risk of harmful substances entering the environment, which could cause damage or injury.

Environmental liabilities under applicable statutes and regulations may arise in respect of events which occurred prior to completion of the “Viridian Reorganization”, when the businesses transferred to Westaim belonged to Viridian. The agreements under which the “Viridian Reorganization” was completed provide that Viridian, or its successors, will bear all costs associated with these environmental liabilities that existed prior to June 1996 for the Fort Saskatchewan site. With respect to Westaim’s operations in Ontario, the previous owner of iFire’s trial manufacturing plant has provided a limited environmental indemnity to Westaim in respect of any pre-existing soil or groundwater contamination.

Westaim’s operations in its iFire subsidiary are conducted under a Certificate of Approval granted by the Ministry of the Environment (Ontario) on February 16, 1999.

For accounting purposes, the total estimated future costs of site restoration are accrued. Future recoveries from third parties for site restoration costs resulting from indemnification agreements are not accrued as the amount of recovery cannot be reasonably estimated.

EMPLOYEES

As at December 31, 2003, Westaim and its subsidiaries employed a total of 344 employees which included 24 hourly employees represented by the Communications, Energy and Paperworkers Union. The hourly employees worked for the Ambeon business segment which was sold on January 29, 2004. As at April 30, 2004, Westaim and its subsidiaries employed a total of 262 employees. Westaim’s workforce includes a number of highly skilled professional, technical and operational personnel. Many employees have specialized knowledge and skills and are leaders in their fields.

RISK FACTORS

Westaim is primarily in the business of developing and commercializing new technologies. There are a number of risks inherent in this type of business model, including those set out below. The occurrence of events arising from these risks could have a material adverse effect on the Company’s business, financial condition, and results from operations.

Westaim may be unable to develop commercially viable products.

Many of the Company’s products, such as iFire’s flat panel television displays, are still in the developmental stage. Westaim will likely incur significant research and development costs before any of these products are commercially viable, and there is no assurance that any of its products will ever reach this stage or that the Company will achieve the level of market penetration that it expects. Some or all of the technological obstacles that will need to be overcome in order to make these products commercially viable may prove to be insurmountable. Conversely, a market for these products may never materialize, even if they prove to be technically sound. If new products have reliability or quality problems, then reduced orders, higher manufacturing costs, delays in acceptance of and payment for new products, and additional service and warranty expenses may result.

Some of the Company’s proposed products, such as medical devices and pharmaceutical products, will require regulatory approval before the Company is allowed to sell them. The Company expects the regulatory approval process to be lengthy and expensive and the Company will have the burden of proving that its products are safe and effective. Regulatory agencies may make their approval subject to conditions that the Company may be unable to satisfy or that, if satisfied, would cause its products to become prohibitively expensive. There is no assurance that the Company will ever obtain regulatory approval to sell any of its proposed products, or that the conditions imposed by regulators will be satisfactory to the Company. Regulatory requirements imposed on its products could limit the Company’s ability to test, manufacture and commercialize its products.

If Westaim fails to raise the capital necessary to fund its operations, it may be unable to advance the development and commercialization of its technologies.

A commitment of substantial resources by the Company and its collaborators to conduct research and development, construct pilot manufacturing facilities and conduct clinical studies will be required to successfully commercialize products under development. It has not been necessary for the Company to raise new capital since its inception and the Company believes that its current financial position is strong. Nevertheless, the Company believes that many of its businesses may grow extremely rapidly and the Company may not be able to raise additional capital at the time it is needed to complete product development and build manufacturing facilities. Additional capital may be required to fund operations, fund clinical studies, continue the research and development of product candidates, commercialize products and construct pilot and full scale manufacturing facilities.

If the Company is unable to raise additional funds when required, it may be necessary to delay, reduce or eliminate some or all of its development programs.

The commercial potential of the Company’s products depends upon certain issues regarding pricing, production costs and medical reimbursement.

The Company’s ability to commercialize its pharmaceutical products successfully will depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Third party payers are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products and there can be no assurance that adequate third party coverage will be available for the Company to realize an appropriate return on its investment in product development.

The ability to commercialize iFire’s flat-screen technology successfully will depend in part on its ability to price its products at a point that will generate consumer demand, while allowing for an adequate profit margin. The Company believes that its product can be produced at costs lower than other flat-screen technologies but there is no assurance that there will be consumer demand for the iFire product or that competing products will not be developed and priced below the prices required by iFire to be profitable.

Westaim’s success is dependent upon its ability to form partnerships to develop and sell its products.

The Company’s ability to successfully develop, manufacture and market its current and proposed products will depend, to a large extent, on its ability to form partnerships or joint ventures with established corporations or other collaborators. Except as described elsewhere in this document, the Company has not yet entered into any material partnerships or joint ventures for the development or marketing of these products, nor will it necessarily be able to do so in the future. The Company may be unable to find suitable partners or be unable to form a partnership or joint venture on terms that are beneficial. If the Company does enter into a partnership or joint venture, it may suffer loss if the partner becomes insolvent or otherwise fails to meet its obligations to the Company.

Westaim’s products may become technologically obsolete.

The Company competes, and intends to compete, in markets that are characterized by rapid adaptation to technological change. These markets include, but are not limited to the medical devices, pharmaceuticals and flat-screen television monitor markets. The Company’s current and future products may be quickly rendered obsolete and unmarketable. The Company will need to continually develop new products and enhance existing products to keep pace with evolving technologies, customer preferences and industry standards.

Westaim is developing products for highly competitive markets.

The Company faces, and will face, competition from a number of other companies including major domestic and international companies which have substantially greater financial, technical, marketing, sales, distribution and other resources. Many of these competitors may also have greater name or brand recognition. The Company’s competitors may produce more technologically-advanced products, at a lower cost, than the Company is capable of producing. Competition may cause the Company to lose market share and may reduce profit margins on any products that it is able to sell.

Westaim may be unable to protect its intellectual property.

In order to succeed, the Company will need to prevent its intellectual property from being misappropriated by third parties. To protect its intellectual property, the Company relies primarily on its confidentiality agreements, physical security at research and manufacturing facilities, as well as the copyright, trade secret, trademark and patent laws of Canada, the United States, and other countries in which the Company conducts, or will conduct, business. The laws of other countries may not protect intellectual property rights to the same extent as the laws of Canada and the United States and, in any event, the methods that the Company has chosen may fail to adequately prevent misappropriation of its intellectual property.

The Company currently holds patents in Canada, the United States and other countries around the world and has additional patent applications pending. The Company cannot provide assurance that it will succeed in obtaining new patents, that it will be able to enforce existing patents against third parties, or that existing patents will not be successfully challenged by third parties.

Even if the Company is able to prevent the misappropriation of intellectual property, others may independently, and legally, develop technologies that are substantially equivalent or superior.

Westaim may become involved in expensive intellectual property or product liability litigation.

The Company may be required to commence litigation to enforce its intellectual property rights. Others may claim that it has infringed upon their intellectual property rights and commence litigation against the Company. The Company believes that it will be subject to an increasing number of infringement claims as it begins to produce more products in more industries.

Some of the Company’s existing and proposed products, such as its medical devices and pharmaceuticals, are part of a class of product that is particularly vulnerable to product liability litigation for a number of reasons:

–	These types of products are extremely complex and the Company may fail to discover product faults, despite its best efforts;

–	These types of products will interact with very complex biological and man-made systems and the Company’s products may interact with these systems in harmful ways that it was unable to anticipate, despite its best efforts; and

–	Because these products may be used by a large number of people, if the Company’s products do cause harm, it may be exposed to a large number of claims for damages.

The Company has tried to protect itself against product liability litigation by including limitation of liability provisions in some of its sales agreements. There is no assurance, however, that existing or future limitation of liability provisions will be sufficient to protect the Company in all circumstances, nor can the Company provide assurance that any of these provisions will be held to be enforceable by the Courts.

The Company believes that it has obtained sufficient product liability insurance coverage to protect it against claims. However, the wording of its insurance policies may exclude some claims. Furthermore, the Company cannot provide assurance that its insurance limits will be sufficient, nor can it ensure that it will be able to acquire satisfactory insurance in the future.

Westaim may be unable to retain the required highly skilled people.

The Company’s technology businesses are dependent upon the talents and knowledge of certain key individuals in each of the businesses. The marketplace for people with these skills is highly competitive, and the Company may not be able to retain a sufficient number of people with the skills that it requires.

Some of Westaim’s businesses may inadvertently harm the environment.

The Company is subject to extensive federal, state, provincial and local laws in Canada, the United States, and elsewhere, regarding pollution, the protection of the environment and the use or cleanup of hazardous substances. Although Westaim believes that it is in compliance with all of these laws, some of its businesses may inadvertently harm the environment and be in violation of these laws. If this occurs, the Company may be required to pay significant fines, the cost of investigation and cleanup and civil damages. The Company may also be ordered to permanently stop some of its operations, or it may be ordered to cease its operations temporarily until it has adopted new and potentially expensive environmental controls. The Company may suffer a significant loss of reputation and risk lengthy and expensive litigation if it harms the environment and is in breach of environmental laws.

Westaim is subject to certain risks because of the international character of its business.

The Company estimates that sales to international customers accounted for approximately 98% of its net sales in the fiscal year ended December 31, 2003 and Westaim anticipates that international sales will continue to represent a material portion of net sales in the future. International sales are subject to inherent risks, including variations in local economies, fluctuating exchange rates, greater difficulty in the collection of accounts receivable, changes in tariffs and other trade barriers, adverse foreign tax consequences and burdens of complying with a variety of foreignlaws. The Company may also encounter exchange rate risk in the event international sales are denominated in a currency other than Canadian dollars.

The Company’s financial results are reported in Canadian dollars. A significant portion of the Company’s revenue and expenses, as well as accounts payable, accounts receivable and other balance sheet items, are frequently denominated in currencies other than the Canadian dollar, primarily in United States dollars. Fluctuations in the exchange rate between these other currencies and the Canadian dollar could reduce the Company’s reported revenue, increase the Company’s costs or give rise to a charge related to foreign currency translation, all of which could adversely affect operating results.

Volatility of Share Price

Market prices for securities of companies developing new technologies are generally volatile. Factors such as announcements of technological innovations, new commercial products, patents, the development of proprietary rights, results of clinical trials, regulatory actions, publications, quarterly financial results, the Company’s financial position, public concern over the safety of biotechnology, future sales of shares by the Company or by our current shareholders, and other factors, could have a significant effect on the market price and volatility of the Company’s common shares.

FORWARD-LOOKING STATEMENTS

Forward-looking statements involve significant risks, uncertainties and assumptions, and Westaim’s actual results could differ materially from those anticipated by these forward-looking statements for various reasons generally beyond Westaim’s control.

Certain statements contained in this Annual Information Form, as well as other public statements by Westaim, include forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. The words “may”, “could”, “should”, “would”, “will”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, and words and expressions of similar import, are intended to identify forward-looking statements concerning expected iFire and NUCRYST product introductions, performance, market penetration, technology development, production costs, price advantages, applications and sources of capital; potential size of the market for iFire and NUCRYST technology; the timing of clinical studies and expected date and cost of certain regulatory approvals, including from U.S. and Canadian authorities, for NUCRYST pharmaceutical products; the expected commencement of iFire product manufacturing and its introduction of new products into the market for consumer television products; the expected global demand in 2006 for television products, including for flat panel televisions; and environmental remediation costs. Forward-looking statements are not guarantees of future performance. They involve significant risks, uncertainties and assumptions and the Company’s actual results could differ materially from those anticipated by these forward-looking statements for various reasons generally beyond our control, including: (i) hurdles in the completion and patenting of the iFire technology; (ii) complexities associated with developing the flat screen manufacturing process; (iii) market and competing technology developments which might affect the willingness of potential iFire partners to manufacture and market iFire products; (iv) cost estimates based upon assumptions which may prove not to be realistic; (v) delays or problems in receiving regulatory approvals for NUCRYST’s products; (vi) market or economic conditions which might affect the product’s development, clinical studies and demand for iFire’s or NUCRYST’s products; (vii) general economic and financing conditions which may affect the ability to raise new capital or affect potential partner ability to contribute financially; (viii) general industry and market conditions and growth rates; and (ix) the other risk factors set forth above.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The information set out under the heading “Management’s Discussion and Analysis”, on pages 22 through 33 of the Company’s 2003 Annual Report, is incorporated herein by reference.

CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of common shares, preferred A shares and preferred B shares. As at December 31, 2003, there were 78,073,386 common shares outstanding (2002 – 78,032,787). There were no preferred shares outstanding at December 31, 2003 or December 31, 2002.

The Company maintains an employee and director stock option plan under which the Company may grant options for up to 11,000,000 shares of common stock of the Company at an exercise price equal to the market price of the Company’s stock at the date of grant. As at December 31, 2003, there were 5,833,400 options outstanding (2002 – 5,665,599).

DIVIDENDS

The Company’s current policy is to retain its cash reserves to finance capital projects and business growth. No dividends have been paid in the Company’s history.

MARKET FOR SECURITIES

The Common Shares of Westaim are listed on The Toronto Stock Exchange (“TSX”) under the symbol WED and on NASDAQ under the symbol WEDX.

TSX Activity Summary – 2003
			Volume
Month	High	Low	(thousands of shares)
January	$2.10	$1.50	7,278
February	2.05	1.70	2,732
March	2.17	1.63	3,401
April	2.45	1.76	5,470
May	2.96	2.19	11,188
June	2.55	2.10	7,878
July	2.82	2.23	5,900
August	2.77	2.41	4,295
September	3.85	2.42	10,863
October	3.68	3.13	3,442
November	3.35	2.52	3,276
December	3.68	2.81	11,753
Year	3.85	1.50	77,476

DIRECTORS AND OFFICERS

The following table sets forth the names, municipality of residence and principal occupation of the directors of the Company, and the period of service as a director of the Company.

Name and Municipality	Principal Occupation	Period of Service
of Residence	at Present[5]	as Director
Neil Carragher[2,4], Toronto, Ontario	Chairman of The Corporate Partnership Ltd. (a management consulting group)	May 1996 to date

Ian W. Delaney[4] Toronto, Ontario	Chairman of Sherritt International Corporation (a nickel/cobalt mining and refining, oil and gas exploration and production, coal mining and electricity generation company)	May 1996 to date

Barry M. Heck Calgary, Alberta	President and Chief Executive Officer of the Company	January 2003 to date

Frank W. King[1,4] Calgary, Alberta	President of Metropolitan Investment Corporation (a capital investment, management services company)	May 1996 to date

Edward M. Lakusta[1,3,4] Calgary, Alberta	Private Business and Energy Consultant	May 1996 to date

Daniel P. Owen[2,3,4] Toronto, Ontario	Chairman of Molin Holdings Limited (an investment management company)	May 1996 to date

Guy J. Turcotte[2,3,4] Calgary, Alberta	President and Chief Executive Officer of Western Oil Sands Inc. (an oil sands production company)	April 1998 to date

Bruce V. Walter[1,4] Toronto, Ontario	Vice-Chairman of Dynatec Corporation (a mining, drilling and metallurgical technologies company)	May 1997 to date

Notes:

1.	Messrs. King, Lakusta and Walter are members of the Audit Committee.

2.	Messrs. Carragher, Owen and Turcotte are members of the Compensation Committee.

3.	Messrs. Lakusta, Owen and Turcotte are members of the Environmental, Health and Safety Committee.

4.	Messrs. Carragher, Delaney, King, Lakusta, Owen, Turcotte and Walter are members of the Corporate Governance Committee.

5.	Each of the Directors has been engaged for more than five years in his present principal occupation except the following:

Barry M. Heck – Prior to becoming President and Chief Executive Officer of the Company on January 15, 2003, Mr. Barry Heck was Senior Vice President of the Company from January 1997.

Guy J. Turcotte – Mr. Turcotte became Chief Executive Officer of Western Oil Sands Inc. in July 1999 and President in January 2002. He has held the position of Chairman of Fort Chicago Energy Partners L.P. since December 1997 and was Chief Executive Officer of that company from December 1997 to December 2002.

Bruce V. Walter – Prior to becoming Vice-Chairman of Dynatec Corporation in March 2002, Mr. Walter was Chief Executive Officer of Four Mile Investments Inc. from August 1993 and Managing Director, BMO Nesbitt Burns Inc. from February 1999 to November 2001.

Each of the Directors will hold office until the next meeting of shareholders or until a successor is duly elected or appointed. The Westaim Corporation does not have a standing executive committee.

The following table sets forth the names, municipality of residence and office of the executive officers of the Company.

Names and Municipality of Residence	Office with Company
Ian W. Delaney, Toronto, Ontario	Chairman of the Board (non-employee)

Barry M. Heck, Calgary, Alberta	President and Chief Executive Officer

G.A. (Drew) Fitch, Calgary, Alberta	Senior Vice President and Chief Financial Officer

Anthony B. Johnston, Calgary, Alberta	Senior Vice President

Brian D. Heck, Sherwood Park, Alberta	Vice President, General Counsel and Corporate Secretary

Barry Heck – Prior to becoming President and Chief Executive Officer of the Company on January 15, 2003, Mr. Barry Heck was Senior Vice President of the Company from January 1997.

Brian Heck – Before becoming Vice President, General Counsel and Corporate Secretary on March 1, 2004, Mr. Brian Heck was General Counsel and Corporate Secretary of the Company from February 2003. Mr. Brian Heck was in the private practice of law from November 2000 to March 2004, and has been Counsel to the law firm of Henning Byrne Whitmore & McKall since June 2001. From November 1999 through October 2000, Mr. Brian Heck practiced in the areas of corporate law and mergers and acquisitions with the law firm of Bennet Jones. From October 1997 to May 1999, Mr. Brian Heck was Vice President, General Counsel and Corporate Secretary to ThermicEdge Corporation and MicroWear Corporation.

All other officers have been in their current positions and these have been their principal occupations for the past five years.

The number and percentage of the Company’s common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and executive officers of the Company, as a group, as at May 4, 2004 was 3,284,252 shares (4.21%).

AUDIT COMMITTEE

The Audit Committee of the Board of Directors consists of three independent members: Frank King, Chairman; Edward Lakusta; and Bruce Walter. Bruce Walter has been designated as the “audit committee financial expert” for the Audit Committee and has been determined by the Board to meet the “audit committee financial expert” criteria prescribed by the U.S. Securities and Exchange Commission and the proposed TSX Guidelines.

CODES OF CONDUCT

The Company has adopted a Code of Conduct and Ethics for Directors, Officers and Employees, as well as a Finance Code of Conduct for Chief Executive and Senior Financial Officers. These codes can be found on the Company’s website at www.westaim.com. During the most recently completed fiscal year, no amendments were made to these codes, and the Company has granted no waivers of any of the provisions of these codes.

AUDIT FEES

The following summarizes fees paid to the Company’s independent auditors, Deloitte & Touche LLP, for the years ended December 31, 2003 and December 31, 2002.

(in thousands of Canadian dollars)	2003	2002
Audit Services
– Audit of the Company’s annual consolidated financial statements (Note 1)	$196.7	$226.8
– Audit of Ambeon business segment consolidated financial statements	28.1	—
Audit Related Services
– Consultation, research and advice	12.0	34.1
– Internal audit assistance	—	19.4
– Other (Note 2)	—	12.5
Tax Services
– Tax compliance and consulting	15.6	41.6

	$252.4	$334.4

Note 1	Includes reviews of quarterly consolidated financial statements and annual review of the Company’s subsidiaries’ financial statements, and services related to regulatory filings.

Note 2	Other services were translation service in 2002.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES BY INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services provided to the Company by its independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services is that all such services shall be pre-approved by the Audit Committee as a whole or by the Chairman of the Audit Committee, who must report all such pre-approvals to the Audit Committee at its next meeting following the granting thereof. Prior to the granting of any pre-approval, the Audit Committee or its Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s information circular with respect to its most recent annual meeting of shareholders. Additional financial information is contained in the Company’s comparative financial statements for its most recently completed fiscal year.

The Company undertakes, upon request to the Corporate Secretary, The Westaim Corporation, to provide to any person, when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(i)	one copy of the Company’s AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(ii)	one copy of the Company’s comparative financial statements for its most recently completed financial year together with the accompanying report of the auditors and one copy of the most recent interim financial statements that have been filed for any period after the end of its most recently completed financial year;

(iii)	one copy of the Company’s information circular in respect of its most recent annual meeting of shareholders that involved the election of directors; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above;

or, at any other time, subject to payment of a reasonable charge if the request is made by a person who is not a security holder of the Company, one copy of any document referred to in (i), (ii) and (iii) above.

Additional information with respect to the Company may be found on SEDAR at www.sedar.com.